                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

    (Check One): [ ] 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] N-SAR

                         For Period Ended: June 30, 2001
                                ----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ [ Transition Report on Form N-SAR
             For the Transition Period Ended: ______________________
 -------------------------------------------------------------------------------
                              Please Print or Type
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
                                 COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
 -------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
    ------------------------------------------------------------------------
                        Part I -- REGISTRANT INFORMATION

                           AMF Bowling Worldwide, Inc.
    ------------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
    ------------------------------------------------------------------------
                            Former Name if Applicable

                                 8100 AMF Drive
    ------------------------------------------------------------------------
           Address of Principal Executive Officer (Street and Number)

                            Mechanicsville, VA 23111
    ------------------------------------------------------------------------
                            City, State and Zip Code

                        Part II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a) The reasons described in reasonable detail in Part III of this
   |     form could not be eliminated without unreasonable effort or
   |     expense;
   | (b) The subject annual report, semi-annual report, transition report
   |     on Form 10-K, Form 20-F, 11-K, Form N- SAR, or portion thereof,
  [X]    will be filed on or before the fifteenth calendar day following
   |     the prescribed due date; or the subject quarterly report of
   |     transition report on Form 10-Q, or portion thereof will be filed
   |     on or before the fifth calendar day following the prescribed due
   |     date; and
   | (c) The accountant's statement or other exhibit required by Rule
   |     12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, AMF Bowling Worldwide, Inc., a Delaware corporation, and certain of its subsidiaries and its immediate parent (collectively, the "Company"), filed voluntary petitions for reorganization under Chapter 11, Title 11 of the United States Code (the "Bankruptcy Code") on July 2, 2001 with the United States Bankruptcy Court for the Eastern District of Virginia in Richmond, Virginia (the "Bankruptcy Court"). The Company is in possession of its assets, and manages and operates its businesses as debtor-in possession under the Bankruptcy Code.

         Since the petitions were filed on July 2, 2001, the accounting and financial staff have been required to dedicate substantial amounts of time to the reorganization process and related tasks. These tasks have included preparing Company Schedules of Assets and Liabilities, the Statement of Financial Affairs and List of Equity Holders which were filed with the Bankruptcy Court on August 3, 2001 and responding to various requests for information from interested parties in the bankruptcy case such as pre-petition and post-petition secured lenders and the Official Committee of Unsecured Creditors. As a result of the increased burdens on the Company's accounting and financial staff, the Company is unable to timely file the Company's quarterly Report on Form 10-Q for the quarter ended June 30, 2001 without unreasonable effort or expense.

 PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Chistopher F. Caesar                            (804) 730-4400
--------------------------------------       ----------------------------------
             (Name)                            (Area Code and Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                            [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations for the quarter ended June 30, 2001 will show a significant decline from the corresponding quarter for the last fiscal year. The Company is unable to make a reasonable estimate of the results at this time because it is completing its analysis of the appropriate charges to be reflected in its results of operations for the quarter ended June 30, 2001 as a result of filing for bankruptcy protection and related matters.


   ---------------------------------------------------------------------------

                           AMF Bowling Worldwide, Inc.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 14, 2001              By:  /s/ Stephen E. Hare
                                          ------------------------------------
                                               Stephen E. Hare
                                               Executive Vice President and
                                               Chief Financial Officer